

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 1, 2008

Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

> **Re:** **PrimeEnergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 27, 2008**
> **Response Letter Dated March 24, 2008**
> **File No. 000-07406**

Dear Ms. Cummings:

     We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Operations, page F-5

1.   We note your response to our prior comment 1 indicating you believe Issues 8(b) and 9 of EITF 01-2 apply to entities transferring ownership of *controlled* assets, and since you had a non-controlling interest in these assets, this guidance is not applicable to this transaction.

    We have consulted with our Division Chief Accountant's Office and believe that the transfer would be most appropriately viewed as pertaining to *controlled* assets because you had full control over your fractional non-controlling interests in the properties. Accordingly, we believe that you should have recognized only 80% of the gain related to the properties sold, excluding the portion associated with your

20% continuing equity interest as general partner in FWOE Partners LP (Partners).

2.   On a related point, since you are the general partner of Partners through your 100% ownership of Prime Offshore LLC, please explain how you overcame the presumption that you control Partners, which would require that you fully consolidate this entity pursuant to the guidance in EITF 04-5.

Additionally, tell us the extent to which you are a general partner of other limited partnerships or trusts, and whether the application of EITF 04-5 guidance would require you to also fully consolidate such limited partnerships or trusts.

Note 1 – Description of Operations and Significant Accounting Policies, page F-8

Consolidation and Presentation, page F-8

3.   We note your disclosure indicating that you account for your subsidiaries and partnerships using the proportionate consolidation method. Please explain your rationale for applying proportionate consolidation to your subsidiaries and *controlled* partnerships, given that EITF 00-1 limits proportionate consolidation of legal entities to those which are unincorporated, such as investments in limited partnerships and unincorporated joint ventures, when engaged in the extractive industry, and only those that would otherwise be accounted for under the equity method (i.e. disallowing proportionate consolidation for incorporated entities, regardless of the level of interest; and controlled unincorporated entities that would otherwise be subject to full consolidation, irrespective of whether or not they are in the extractive industry).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief